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                                                                   EXHIBIT 12(a)


                             D&N CAPITAL CORPORATION
                Computation of ratio of earnings to fixed charges

                  For the Nine Months Ended September 30, 2000
                          (In thousands, except ratio)



Net income                                                           $ 2,873

Fixed charges:
           Advisory fees                                                  94

Total fixed charges                                                       94

Earnings before fixed charges                                        $ 2,967

Fixed charges, as above                                              $    94

Ratio of earnings to fixed charges                                      31.6


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